Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

December 4, 2018

Re: SlideBelts Inc.
Offering Statement on Form 1-A
Filed November 21, 2018
File No. 024-10910

Dear Mr. Reynolds:

On behalf of SlideBelts Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00pm., Eastern Time, on Thursday, December 6, 2018, or as soon thereafter as is practicable.

Sincerely,

SlideBelts, Inc.

/s/ Brig Taylor

Brig Taylor, Chief Executive Officer

Cc: Andrew Stephenson

CrowdCheck Law, LLP